April 20, 2021
ATTORNEYS AT LAW
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MILWAUKEE, WISCONSIN  53202-5306
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www.foley.com

WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com Email

CLIENT/MATTER NUMBER
035194-0102

Via EDGAR System
Mr. Ken Ellington Staff Accountant U.S. Securities and Exchange Commission Division of Investment Management, Disclosure Review and Accounting Office 100 F Street, N.E. Washington, D.C. 20549
Re:	YCG Funds (File Nos. 811-22748 and 333-183956) Annual Report Fiscal Year Ended November 30, 2020 on Form N-CSR
Dear Mr. Ellington:
On behalf of our client, YCG Funds, and its sole series (the “Fund”), we are writing in response to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the report referenced above (collectively, the “Filing”).  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Fund’s responses (in regular type).  If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297‑5596.
1. When the Schedule of Investments includes warrants, please ensure that the expiration date of such warrants is disclosed.
Response:  In future filings, the Fund will ensure that the expiration date of any warrants in the Schedule of Investments is disclosed.
2. With regard to the Expense Limitation Agreement, please confirm that the recoupment is limited to the lesser of (a) the expense cap at the time of the waiver and (b) the expense cap at the time of recapture.  If accurate, please ensure that this is consistently disclosed in future filings.
Response:  This is correct.  In future filings, the Fund will consistently disclose that the adviser is entitled to the recoupment of fees waived by the adviser to the Fund, subject to the limitations that (1) the recoupment is made only for fees waived not more than three years prior to the date of the recoupment, and (2) the recoupment may not be made if it would cause the Fund’s annual expense limitation at the time of the recoupment or at the time of the original waiver (whichever is less) to be exceeded.
AUSTIN BOSTON CHICAGO DALLAS DENVER	DETROIT HOUSTON JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

April 20, 2021

3. The November 30, 2019 Form N-CEN appears to be missing the internal control report.  Please file an amended Form N-CEN that includes the missing report.
Response:  The Fund will file an amended Form N-CEN that includes the internal control report.
Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

cc:	YCG Funds